
SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C. 152 SECTION



07002338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 66403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTERN EQUITY GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5950 LA PLACE COURT #165
(No. and Street)

CARLSBAD, CA 92008-8868
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS C. ALTPILLISCH (760) 438-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TIMOTHY A COONS, CPA
(Name – *if individual, state last, first, middle name*)

4241 JUTLAND DRIVE, STE 304A SAN DIEGO, CA 92117
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ● Certified Public Accountant
- ○ Public Accountant
- ○ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/9/07

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, THOMAS C. ALTFILLISCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTERN EQUITY GROUP, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public



PATRICIA B. ARELLANO
Commission # 1484025
Notary Public - California
San Diego County
My Comm. Expires May 15, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Western Equity Group, Inc.

Index to Financial Statements

Rule 17a – 5 (d) (1)

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C.
152
SECTION

TIMOTHY A COONS, CPA
Teddy Barzilai CPA Inc
4241 JUTLAND DRIVE, SUITE 304A
SAN DIEGO, CALIFORNIA 92117
858-274-5573
FAX 866-302-8284

To the stockholders of
Western Equity Group, Inc.

I have audited the accompanying statement of financial condition of Western Equity Group, Inc. (a California S-Corporation) as of December 31, 2006, and the related statements of income (loss), changes in stockholder's equity and cash flows for the period from January 1, 2006 to December 31, 2006 and the schedules of computation of net capital, computation of net capital requirement, and computation of aggregate indebtedness as of December 31, 2006. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U. S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Equity Group, Inc. as of December 31, 2006, and the results of its operations and cash flows for the period from January 1, 2006 to December 31, 2006 in conformity with U.S. generally accepted accounting principles. Further, in my opinion, the data shown in the schedules of computation of net capital, computation of net capital requirement and computation of aggregate indebtedness as of December 31, 2006, presents fairly, in all material aspects the information set forth therein.

Timothy A Coons

Timothy A Coons, CPA

San Diego, California, USA
February 17, 2007

Western Equity Group, Inc.

Statement of Financial Condition
December 31, 2006

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 69,475	$ -	$ 69,475
Accounts Receivable	-0-	-	-0-
Prepaid Expenses	-	689	689
Equipment (Net of $4,856 depreciation)	-	4,855	4,855
Security Deposit	$ -	$ 3,075	$ 3,075
Total Assets	$ 69,475	$ 8,619	$ 78,094

LIABILITIES AND EQUITY

Liabilities:	
Accounts Payable	1,309
Total Liabilities	1,309
Stockholder's Equity	
Capital Stock	10,000
Added Paid in Capital	115,000
Retained Earnings (Deficit)	(48,215)
Total Stockholder's Equity	76,785
Total Liabilities and Equity	$ 78,094

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Statement of Income (Loss)
For the Period of January 1, 2006 to December 31, 2006

Revenues:	
Commissions	$ 979,977
Fees	6,932
Total Revenues	986,909
Costs and Expenses:	
Regulatory Fees	20,280
Advertising	552
Auto Expenses	5,419
Commissions	725,855
Depreciation	1,714
Dues and Subscriptions	8,396
Insurance	63,222
Occupancy	47,725
Office Expenses	5,284
Professional Fees	7,890
Recruiting Expenses	36,682
Telephone	4,420
Payroll Expenses	26,277
Taxes	883
Other Expenses	7,015
Total Costs and Expenses	961,614
Interest Income	-0-
Net Income (Loss) for the Period	$ 25,295

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Statement of Changes in Stockholder's Equity
For the Period from January 1, 2006 to December 31, 2006

	10,000 Shares of Common Stock	Added Paid in Capital	(Deficit) Retained Earnings
Balances, December 31, 2005	$ 10,000	$ 115,000	$ (73,510)
Added Paid in Capital			
Net Income (Loss) for the Period			25,295
Balances, December 31, 2006	$ 10,000	$115,000	$ (48,215)

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Statement of Cash Flows
For the Period from January 1, 2006 to December 31, 2006

Cash Flow from Operating Activities-	
Net Income (Loss) for the Period	$ 25,295
Add (Deduct) –	
Decrease in accounts receivable	-0-
Depreciation	1,714
Decrease in prepaid expenses	4,311
Decrease in accounts payable	(16)
Net Cash Provided (Used) by Operating Activities	31,304
Cash Flow from Investing Activities-	
Equipment	-0-
Net Cash Provided (Used) by Investing Activities	-0-
Cash Flow from Financing Activities-	
Added Paid in Capital	-0-
Net Cash Provided (Used) by Financing Activities	-0-
Net Cash Increase (Decrease) for the period	31,304
Cash Balance, December 31, 2005	$ 38,171
Cash Balance, December 31, 2006	$ 69,475

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Schedule I
Computation of Net Capital
December 31, 2006

Net Capital – Stockholder's Equity	$ 76,785
Additions (Deductions) from Equity Non-allowable assets	(8,619)
Net Capital	$ 68,166

Schedule II
Computation of Net Capital Requirement
December 31, 2006

Minimum Net Capital Based on 6.67% Aggregate Indebtedness	$	87
Minimum Dollar Requirement		5,000
Excess Net Capital		63,166
Excess Net Capital @ 1000%(Net Cap-10%A.I.)		68,035

Schedule III
Computation of Aggregate Indebtedness
December 31, 2006

Total aggregated indebtedness from liabilities From financial condition	$	1,309
Ratio of aggregated indebtedness to net capital		1.92%

There were no differences between the company's audited and initial unaudited computation of net capital requirement and computation of aggregate indebtedness reported by the company on its Form X-17A-5, Part IIA for the year ended December 31, 2006.

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Notes to Financial Statements
December 31, 2006

Note 1: Significant Accounting Policies –

As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

Allowance for doubtful accounts – bad debt expense. The Company does not record an allowance for doubtful accounts in its books because all accounts listed in the accounts receivable are collected within a thirty-day period.

The Company has executed agreements with RBC Dain Correspondent Services for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

In conformity with generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

Note 2: Capital Requirement –

The Company, as a registered broker-dealer in securities, is required to comply with the net capital provisions of the Securities Exchange Act of 1934. Under that rule, the Company had net capital, as defined, of $68,166, which is $63,166 in excess of the minimum amount required to be maintained. There were no differences between the Company's audited and initial unaudited computation of net capital, computation of net capital requirement and the computation of aggregate indebtedness reported by the Company on its unaudited Form X-17A-5, Part IIA for the year ended December 31, 2006.

Initial unaudited net capital	$68,166
Audited net capital	$68,166

Note 3: Capital Stock and Earnings Data –

The Company is authorized to issue 100,000 shares of its common stock. The net income per share on the 50,000 shares of common stock outstanding during 2006 was $0.51.

Note 4: Exemption From Computing Reserve Requirements and other Provisions

The company is exempt from computing the Reserve Requirement for the period ending December 31, 2006 as per the Security and Exchange Commission Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

TIMOTHY A COONS, CPA
Teddy Barzilai CPA Inc
4241 JUTLAND DRIVE, SUITE 304A
SAN DIEGO, CALIFORNIA 92117
858-274-5573
FAX 866-302-8284

To the Stockholder and Board of Directors
Western Equity Group, Inc.

I have examined the financial statements of Western Equity Group Inc (a California S-corporation) as of December 31, 2006 and have issued an auditor's report thereon dated February 17, 2007.

As part of that examination, I planned, performed and evaluation of the systems of internal control to the extent I considered necessary to evaluate the system as required by U.S. generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This planning, performing, and evaluating included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed in making the (i) periodic computations of aggregate indebtedness and net capital under Rule 17-a-3(a)(11) and the reserve required by Rule 15c3-3(e), (ii) for safe guarding securities that may be received for transmittal to a clearing organization, (iii) required prompt payment for securities of Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, (v) making quarterly security examinations, counts, verifications and comparisons, and (vi) recordation of differences required by Rule 17a-13. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under U.S. generally accepted auditing standards and Rule 17a-5, the purposes of such planning, performance, and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility the objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and fraud concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognize that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of the report under Rule 17a-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control to detect an error or fraud that may occur. In the performance of most control procedures, errors or fraud can result from the misunderstanding of instruction, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My planning, performance and evaluation of the system of internal accounting control for the period of January 1, 2006 through December 31, 2006, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses or fraud in the system that may have existed during that period, disclosed no weaknesses or fraud.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2006 to meet the SEC objectives. Since this work disclosed no material inadequacies, in my opinion, no material inadequacy report is required.

This report is intended solely for the information and use of the Member, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Timothy A Coons, CPA

San Diego, California USA
February 17, 2007


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C.
152
SECTION

Western Equity Group

Member NASD • SIPC

2006 ANNUAL AUDIT

Prepared By:
Timothy A. Coons, CPA
4241 Jutland Drive, Ste 304A
San Diego, CA 92117
(858) 274-5573

Thorn, Lewis & Duncan, Inc.

Certified Public Accountants / Business Advisors

William T. Thorn
Robert W. Lewis
William D. Duncan
Donald J. Schrodi


RECEIVED
FEB 27 2007
203
PROCESSING
SECTION

REPORT OF INDEPENDENT ACCOUNTANTS

Mead, Adam & Co., Inc.

We have examined Mead, Adam & Co., Inc.'s compliance with Rule 206(4)-2(a)(1) and (2) of the Investment Advisers Act of 1940 (the Act) at November 30, 2006. Management is responsible for Mead, Adam & Co., Inc.'s compliance with those requirements. Our responsibility is to express an opinion on Mead, Adam & Co., Inc.'s compliance based on our examination.

Our examination was made pursuant to the requirements of Rule 206(4)-2(a)(5) of the Act and in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about Mead Adam & Co., Inc.'s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Mead, Adam & Co., Inc.'s compliance with specified requirements.

The examination was performed on an unannounced basis and consisted of the verification of client funds and securities held at November 30, 2006. There were no client funds or securities held on the premises of Mead, Adam & Co., Inc. as of November 30, 2006. We mailed confirmations of client accounts to all clients of Mead, Adam & Co., Inc. There was a separate bank account containing only client funds held in Mead Adam & Co., Inc.'s name as agent for its clients, as of November 30, 2006. We requested the bank statement as of November 30, 2006 and reconciled any differences as of November 30, 2006. The following summarizes the results of such confirmation requests:

	Advisory Accounts
Number of client accounts	867
Number of confirmations requested	867
Number of replies received without differences	621
Number of replies received with initial differences subsequently reconciled	27
Number of confirmations for which no replies were received	219

In our opinion, Mead, Adam & Co., Inc. complied, in all material respects, with the requirements of Rule 206(4)-2(a)(1) and (2) of the Investment Advisers Act of 1940 at November 30, 2006.

Thorn, Lewis + Duncan, Inc.

January 31, 2007

2000 Kettering Tower • Dayton, OH 45423 • (937) 223-7272 • Fax 223-1060 • www.thorncpa.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0361
Expires:	June 30, 2009
Estimated average burden hours per response	0.05

FORM ADV-E

Certificate of Accounting of Client Securities and Funds in the Possession or Custody of an Investment Adviser
Pursuant to Rule 206(4)-2 [17 CFR 275.206(4)-2]

1. Investment Adviser Act SEC File Number: 801-8513

Date examination completed: 1/31/07

2. State Identification Number:

AL	AK	AZ 2375	AR	CA 929-4924
CO	CT	DE	DC	FLD00179455
GA	HI	ID	IL	IN 565
IA	KS	KY	LA	ME
MD	MA	MI	MN	MS
MO	MT	NE	NV	NH 110698
NJ	NM	NY	NC	ND
OH 12058	OK	OR	PA	RI
SC	SD	TN	TX 110698	UT
VT 110698	VI	VA	WA	WV
WI	WY	PUERTO RICO	Other (specify):	

3. Full name of investment adviser (if individual, state last, first, middle name):
MEAD ADAM & CO INC

4. Name under which business is conducted, if different from above:

5. Address of principal place of business (number, street, city, state, zip code):
2110 KETTERING TOWER DAYTON OH 45423-1005

INSTRUCTIONS

This Form must be completed by investment advisers who possess or have custody of client funds or securities.
This Form may not be used to amend any information included in an investment adviser's registration statement (*e.g.* business address).

Investment Adviser

1. All items must be completed by the investment adviser.
2. Give this Form to the independent public accountant who, in compliance with rule 206(4)-2(a)(3)(ii)(B) under the Act and applicable state law, examines client funds and securities in the custody or possession of the investment adviser.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 206(4)-2(a)(3)(ii)(B) under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment adviser's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC'S COLLECTION OF INFORMATION. An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 203(c)(1) and 204 of the Advisers Act authorize the Commission to collect the information on this Form from applicants. *See* 15 U.S.C. §§ 80b-3(c)(1) and 80b-4. Filing of this Form is mandatory. The principal purpose of this collection of information is to make the examination certificates filed by an accountant pursuant to Rule 206(4)-2(a)(3)(ii)(B) under the Adviser Act (after that accountant has verified by actual examination the securities and funds of clients in the custody of an investment adviser) more accessible for inspection by the Commission staff and the public and will facilitate verification of compliance with examination requirements. *See* 17 CFR §275.206(4)-2(a)(3)(ii)(B). The Commission will maintain files of the information on Form ADV-E and will make the information publicly available. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on page one of Form ADV-E, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Private Act system of records is SEC-2, and the routine uses of the records are set forth at 40 FR 39255 (Aug. 27, 1975) and 41 FR 5318 (Feb. 5, 1976).

END